TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

1
2
3
4
TD Bank Group Reports First Quarter 2026 Results

Earnings News Release

•
Three months ended January 31, 2026
This quarterly Earnings News Release (ENR)

should be read in conjunction with the

Bank’s unaudited first quarter 2026

Report to Shareholders for the three
months ended January 31, 2026, prepared in

accordance with International Financial Reporting

Standards (IFRS) as issued by the

International Accounting
Standards Board (IASB), which is available

on our website at http://www.td.com/investor/.

This ENR is dated February 25, 2026. Unless

otherwise indicated, all
amounts are expressed in Canadian dollars, and

have been primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in
accordance with IFRS. Certain comparative

amounts have been revised to conform with

the presentation adopted in the current period.

Additional information
relating to the Bank is available on the Bank’s website

at http://www.td.com,

as well as on SEDAR+ at http://www.sedarplus.ca

and on the U.S. Securities and
Exchange Commission’s (SEC) website at http://www.sec.gov

(EDGAR filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Significant Events”,

“Non-GAAP and Other Financial

Measures” in the
“How We Performed”,

or “How Our Businesses Performed” sections

of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS,

compared with the first quarter last year:
●
Reported diluted earnings per share were

$2.34, compared with $1.55.
●
Adjusted diluted earnings per share were

$2.44, compared with $2.02.
●
Reported net income was $4,043 million,

compared with $2,793 million.
●
Adjusted net income was $4,216 million,

compared with $3,623 million.
FIRST QUARTER ADJUSTMENTS (ITEMS OF

NOTE)
The first quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $34 million ($26 million after tax or 1

cent per share), compared with $61 million

($52 million after tax or
3 cents per share) in the first quarter last

year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $44 million ($32

million after tax or
2 cents per share), compared with $54 million

($41 million after tax or 2 cents per

share) in the first quarter last year.
●
Restructuring charges of $200 million

($148 million after tax or 9 cents per share).
●
Federal Deposit Insurance Corporation

(FDIC)

special assessment of ($44)

million (($33) million after tax or (2) cents

per share).
TORONTO
, February 26, 2026

– TD Bank Group (“TD” or the “Bank”)

today announced its financial results for the

first quarter ended January 31, 2026.

Reported
earnings were $4.0 billion,

up 45% compared with the first quarter last

year, and adjusted earnings were $4.2 billion, up 16%.
“TD delivered strong first quarter results, including

record adjusted earnings and significant

year
‑ over ‑
year adjusted return on equity growth,

reflecting momentum
across our businesses as we advance our

Investor Day goals. We achieved robust trading

and fee income growth in our markets-driven

businesses, volume
growth in Canadian Personal and Commercial

Banking, and margin expansion,” said

Raymond Chun, Group President and

CEO, TD Bank Group. “Across TD, our
colleagues are driving deeper relationships,

helping us build a simpler and faster bank,

with disciplined execution.”
Canadian Personal and Commercial

Banking delivered record revenue,

earnings, deposit and loan volumes
Canadian Personal and Commercial

Banking net income was a record $2,044

million, an increase of 12% compared

with the first quarter last year, reflecting
higher pre-tax, pre-provision earnings (PTPP)
,
,
an increase of 7% year-over-year, and lower provisions

for credit losses (PCL). Revenue was a record
$5,421 million, an increase of 5% year-over-year, primarily

reflecting increased loan and deposit

volumes.
Canadian Personal Banking made significant

progress in deepening client relationships,

achieving its highest quarterly credit

card acquisitions in over a decade,
driven by record existing client pre-approvals

and new client credit card deepening rates. In

addition, the business also delivered

simpler and faster client and
colleague experiences with the national expansion

of its Branch Virtual Assistant, a GenAI Knowledge

Management tool, and the initial scaling of

an agentic AI
capability in Real Estate Secured Lending

to accelerate speed-to-decision.

Canadian Business Banking delivered

strong loan and non-term deposit growth

this
quarter, supported by continued expansion of its distribution footprint. Small Business Banking also

saw continued growth in chequing accounts,

driven by
compelling client offers and strong frontline engagement.
U.S. Banking sustained business momentum

and executed against critical deliverables
U.S. Banking

reported net income was $1,040 million

(US$747 million),

an increase of $897 million (US$642

million) year-over-year. On an adjusted basis,

net
income was $1,007 million (US$723

million), an increase of $168 million (US$129

million) year-over-year, reflecting the impact of U.S. balance sheet restructuring
activities and lower PCL, partially offset by higher

governance and control investments, including

costs for U.S. BSA/AML remediation and

higher employee-
related expenses.
This quarter, U.S. Banking sustained its momentum, supported by growth across core lending portfolios
,
including record Bankcard digital sales

and robust year-
over-year growth in client assets within

U.S. Wealth. Conversion of the Nordstrom

credit card servicing platform has been

completed, enhancing scale to support
the U.S. credit card franchise.
Wealth Management and Insurance delivered record

earnings and assets reflecting strong

contributions from both business lines
1

PTPP is a non-GAAP financial measure, calculated by subtracting Canadian Personal and Commercial Banking segment’s reported non-interest expenses from reported revenue.
Reported revenue – Q1 2026: $5,421 million, Q1 2025: $5,149 million. Reported non-interest expenses – Q1 202

6: $2,147 million, Q1 2025: $2,086 million. PTPP – Q1 2026:
$3,274 million, Q1 2025: $3,063 million.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Effective the first quarter of 2026, the Bank renamed its U.S. Retail segment to U.S. Banking to better reflect the segment’s financial products and services. U.S. Banking net income excludes earnings of $199 million (US$142 million) from the Bank’s investment in The Charles Schwab

Corporation in the first quarter last year.
4

Core loan growth is defined as growth in average loan volumes excluding the impact of the loan portfolios identified for sale or run-off under our U.S. balance sheet restructuring program.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

5
6
Wealth Management and Insurance net income

was $757 million, an increase of $77 million

year-over-year, driven by record assets, strong transaction

revenue
and insurance premiums growth.
Wealth Management delivered strong performance

in the quarter, with trades per day in TD Direct Investing

increasing 10% year-over-year, reflecting the strength
of TD’s comprehensive trading platforms. TD Wealth unified

its two discretionary businesses within

Private Wealth Management, simplifying the business

and
positioning it for scalable growth. This quarter, TD Insurance continued to strengthen its position as Canada’s leading

digital, direct insurer
,
, with 80% of clients
digitally engaged. TD Insurance issued another

innovative catastrophe bond, the first in

the Canadian market to provide protection

against aggregate losses from
small and medium-sized catastrophe events.
Wholesale Banking delivered record

revenue and earnings
Wholesale Banking reported net income of

$561 million for the quarter, an increase of $262 million

year-over-year, primarily reflecting higher revenues, partially offset by higher PCL and non-interest expenses. On

an adjusted basis, net income was a record

$561 million, an increase of $221 million

year-over-year. Revenue
for the quarter was a record $2,470 million, an

increase of 24% year-over-year, driven by strong execution

across Global Markets, and Corporate

and Investment
Banking.
TD Securities advanced its strategy by leveraging

its integrated platform to deepen client relationships,

driving diversified revenue across Global

Markets,

and
Corporate and Investment Banking. This quarter, TD Securities scaled prime services with the launch of

its U.S. and European synthetic prime offering.

In addition,
Wholesale Banking maintained disciplined execution,

focusing on moderated expense growth

and improved return on equity.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.5%.
Conclusion
“As our clients navigate an increasingly complex

landscape, we are investing in talent,

technology and new capabilities to support

their financial goals. We are
deploying AI-enabled applications across

TD, enhancing how we work, and creating

new, intuitive and personalized experiences for our

clients. Our colleagues
remain the source of our strength, and

I thank them for their dedication to our

clients and the Bank,” added Chun.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

5

Leading Digital Insurer: Based on comparison of digital adoption metrics as published by other major insurer.
6

Leading Direct Insurer: Rankings based on data compiled from MSA Research for the year ended December 31,

2024. Excludes public insurance entities (Insurance Corporation of British
Columbia, Manitoba Public Insurance, and Saskatchewan Auto Fund).

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S.
Private Securities Litigation Reform Act

of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2025 MD&A”) in the Bank’s 2025 Annual Report under the heading “Economic
Summary and Outlook”, under the headings “Key Priorities for 2026” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2025 Accomplishments and Focus for 2026”

for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2026 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”,
“predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-
looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial,

economic, political,
and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML
program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology
and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and
control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws
and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and
disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent;

changes in foreign
exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market
illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and
claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2025 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant

Events”, under
the headings “Key Priorities for 2026” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2025 Accomplishments and Focus for 2026” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Results of operations
Total revenue – reported $ 16,585 $ 15,494 $ 14,049
Total revenue – adjusted
1
16,629 16,028 15,030
Provision for (recovery of) credit losses 1,039 982 1,212
Insurance service expenses (ISE) 1,622 1,602 1,507
Non-interest expenses – reported 8,753 8,808 8,070
Non-interest expenses – adjusted
1
8,563 8,540 7,983
Net income – reported 4,043 3,280 2,793
Net income – adjusted
1
4,216 3,905 3,623
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 958.5 $ 953.0 $ 965.3
Total assets 2,099.3 2,094.6 2,093.6
Total deposits 1,245.1 1,267.1 1,290.5
Total equity 125.6 127.8 119.0
Total risk-weighted assets 2 635.2 636.4 649.0
Financial ratios
Return on common equity (ROE) – reported
3
13.6% 10.7% 10.1%
Return on common equity – adjusted 1 14.2 12.8 13.2
Return on tangible common equity (ROTCE) 1,3 16.3 12.9 13.4
Return on tangible common equity – adjusted 1 16.9 15.4 17.2
Efficiency ratio – reported 3 52.8 56.8 57.4
Efficiency ratio – adjusted, net of ISE 1,3,4 57.1 59.2 59.0
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.43 0.41 0.50
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 2.35 $ 1.82 $ 1.55
Diluted 2.34 1.82 1.55
Dividends per share 1.08 1.05 1.05
Book value per share 3 68.20 68.78 61.61
Closing share price (TSX) 5 127.26 115.16 82.91
Shares outstanding (millions)
Average basic 1,680.3 1,698.2 1,749.9
Average diluted 1,684.7 1,701.5 1,750.7
End of period 1,671.2 1,689.5 1,751.7
Market capitalization (billions of Canadian dollars) $ 212.7 $ 194.6 $ 145.2
Dividend yield 3 3.5% 3.9% 5.4%
Dividend payout ratio 3 45.9 57.6 67.8
Price-earnings ratio 3 10.3 10.0 17.5
Total shareholder return (1 year)
3
60.0 56.7 6.9
Common share information – adjusted (Canadian dollars) 1
Per share earnings
Basic $ 2.45 $ 2.19 $ 2.02
Diluted 2.44 2.18 2.02
Dividend payout ratio 44.0% 47.9% 51.9%
Price-earnings ratio 14.5 13.8 10.6
Capital ratios 2
Common Equity Tier 1 (CET1) Capital ratio 14.5% 14.7% 13.1%
Tier 1 Capital ratio 16.3 16.4 14.7
Total Capital ratio 18.1 18.4 17.0
Leverage ratio 4.5 4.6 4.2
Total Loss Absorbing Capacity (TLAC) ratio 31.1 31.8 29.5
TLAC Leverage ratio 8.6 8.9 8.5
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant

Events”, “How We Performed” or “How
Our Businesses Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures
and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section in the Bank’s first quarter 2026 Management’s
Discussion and Analysis (MD&A) for further details.
3

For additional information about these metrics, refer to the Glossary in the Bank’s first quarter 2026 MD&A, which is incorporated by reference.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q1 2026: $15,007 million, Q4 2025: $14,426 million, Q1 2025: $13,523 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

7
8
SIGNIFICANT EVENTS
Restructuring Charges
The Bank continued to undertake certain

measures in the first quarter of 2026 to reduce

its cost base and achieve greater efficiency. In connection with this program, the Bank incurred $200 million

pre-tax of restructuring charges for the three

months ended January 31, 2026, which primarily

related to employee
severance and other personnel-related

costs, real estate optimization, and asset impairment

and other rationalization, including certain

business wind-downs. The
Bank is above its previously disclosed guidance

that its restructuring charges in the first

quarter of 2026 would be approximately

$125 million pre-tax, primarily due
to additional workforce optimization opportunities.
The restructuring program concluded on

January 31, 2026, with total program charges

of $886 million pre-tax. The Bank expects

the program to generate total
pre-tax fully realized annual program savings

of approximately $775 million, including

savings from an approximate 3% workforce

reduction
.
UPDATE ON THE

REMEDIATION

OF THE U.S. BANK SECRECY ACT/ANTI-MONEY LAUNDERING

PROGRAM AND
ENTERPRISE AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial Crimes

Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset Recovery

Section
and the United States Attorney’s Office for the District

of New Jersey. The full terms of the consent orders and plea agreements are available on the Bank’s issuer
profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of the 2025 MD&A.
Update on the Remediation of the U.S.

AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to work on its
management remediation actions (the term

“management remediation actions” is

not a regulatory definition and is considered by

the Bank to consist of the root
cause assessments, data preparation, design,

documentation, frameworks, policies, standards,

training, processes, systems, testing and implementation

of
controls, as well as the hiring of resources)

with significant work and important milestones

remaining in calendar 2026 and calendar 2027

including the Suspicious
Activity Report lookback per the OCC consent

order which management expects

to complete in calendar 2027. For fiscal 2026,

the Bank continues to expect U.S.
BSA/AML remediation and related governance

and control investments of approximately

US$500 million pre-tax.

All management remediation actions

will be
subject to demonstrated sustainability and

validation by the Bank’s internal audit function

(with such activities currently planned

for calendar 2026 and calendar
2027), as well as the review by the appointed

monitor, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. Following such
independent reviews, testing, and validation,

there could be additional management remediation

actions that would take place after calendar

2027 in which case
the overall remediation timeline may be extended.

In addition, as the Bank undertakes the lookback

reviews, the Bank may be required to further expand

the
scope of the review, either in terms of the subjects being

addressed and/or the time period reviewed.

The following graph illustrates the Bank’s expected
remediation plan and progress on a calendar

year basis, based on its work to date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of planning activities,

including the
completion of external benchmarking and

lookback reviews. The Bank’s ability to

meet its planned remediation milestones assumes

that the Bank will be able to
successfully execute against its U.S. BSA/AML

remediation program plan, which is

subject to inherent risks and uncertainties including

the Bank’s ability to attract
and retain key employees, the ability of

third parties to deliver on their contractual obligations,

the successful development and implementation

of required
technology solutions, and data availability

to complete the required lookback reviews.

Furthermore, the execution of the U.S. BSA/AML

remediation plan, including
these planned milestones, will not be entirely

within the Bank’s control because of various factors

such as (i) the requirement to obtain regulatory

approval or non-
objection before proceeding with various

steps, and (ii) the requirement for the various

deliverables to be acceptable to the regulators

and/or the monitor. As of the
date hereof, the Bank believes that it and its applicable

U.S. subsidiaries have taken such actions

as are required of them to date under the

terms of the consent
orders and plea agreements and is not aware

of them being in breach of the same. For

information about the Bank’s AML governance

framework, see the
“Managing Risk” section in the Bank’s first quarter

2026 MD&A.
While substantial work remains, the

Bank is making progress on remediating and

strengthening its U.S. BSA/AML program

as previously disclosed including
continued improvements through:

7

The Bank’s expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank’s assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, and foreign exchange translation impacts. Refer to the “Risk Factors That May Affect
Future Results” section in the Bank’s first quarter 2026 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates.
8

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S.
BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the
U.S. BSA/AML remediation program in accordance with the U.S. Banking segment’s fiscal 2026 and medium-term plan
.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

1)

enhanced customer screening procedures

which incorporate new automated system

capabilities for customer onboarding;
2)

the adoption of a more data-driven financial

crime risk assessment methodology and process

which provides a more accurate assessment of

the
Bank’s financial crimes risks; and
3)

the deployment of the first phase of the

U.S. Bank’s new centralized Know Your Customer (KYC)

platform to certain business users, enabling

the
collection and maintenance of customer information

in a single profile resulting in better insights

about the Bank’s customers.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

further deployments of the new KYC

platform;
2)

further deployments of machine learning

and specialized AI;
3)

continued focus on lookback reviews as required

under the OCC and FinCEN consent orders;
4)

continued data enhancements with the deployment

of dedicated Financial Crimes Risk Management

(FCRM)

data environments which will create a
single source of truth in support of advanced

detection capabilities;
5)

continue enhancing its financial crime risk

assessment methodologies and processes;

and
6)

continued training and development of colleagues.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions” is not a regulatory definition and

is considered by the Bank to consist

of root cause assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (FINTRAC)
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program” above). In particular, as the Bank

continues its remediation and improvement activities

of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s
FCRM investigations processing that the

Bank currently faces, but is working

towards remediating, across the Bank. In

addition, on an ongoing basis, the Bank will
continue to review and assess whether issues

identified in one jurisdiction have an impact

in other jurisdictions. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program, which

may result in additional regulatory actions.

These issues identified
through the Bank’s own review or by the Bank’s regulators

or law enforcement agencies may

broaden the scope of the remediation and improvements

required for
the Enterprise AML Program.

While substantial work remains, the

Bank is making progress on remediating

and strengthening the Enterprise AML

Program as previously disclosed, including:
1) continued advancement on clearing operational

backlogs;
2) completed enhancements to transaction

monitoring capabilities, including updates to the

customer risk rating methodology; and
3) conducting policy transformation activities

to strengthen alignment across FCRM

globally.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

Enterprise AML Program,

including:

1)

continued enhancement and adoption of

the new centralized case management

tool, with the goal of strengthening oversight

and investigations of
identified FCRM risks;
2)

ongoing advancements in transaction monitoring

capabilities;

and
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economy is forecast to slow in

calendar 2026 with decelerating cyclical

momentum reinforced by trade barriers.

The slowdown in global growth is
largely driven by slowing growth in Asia,

especially the fast-growing,

export-oriented emerging market

economies that are affected by U.S. tariffs. Other
economies, such as those in Europe, are seeing

a pickup in growth, largely from expectations

of higher government spending.
The U.S. economy has entered 2026 with

more momentum than was expected a quarter

ago. Growth in the second half of calendar

2025 picked up significantly
from a sub-par pace in the first half of the

year, buoyed by sustained strength in AI investments and

higher consumer spending. TD Economics

expects that tax
cuts, lower interest rates and some easing

on regulation and trade uncertainty will

help sustain solid momentum in the U.S.

economy in calendar 2026.

The U.S. labour market has shown signs of

stabilizing in recent months, after softening

through much of 2025. This led the Federal

Reserve to leave the federal
funds rate unchanged at a range of 3.5-3.75%

in January. The Federal Reserve is balancing inflation that remains higher than its target with an unemployment

rate
above a level it considers consistent with “full

employment”. Inflation is expected

to cool after the one-time impact of tariffs has passed,

which should lead the
Federal Reserve to lower the policy rate further

over the coming months to 3.00-3.25%,

close to most estimates of a “neutral” level.

But the pace of interest rate
cuts will depend on the evolution of the job

and inflation data.
Canada’s economy continues to grow at a

modest pace. U.S. import tariffs have weighed on

growth both directly through lower exports

and indirectly through
the resulting uncertainty, which has weakened business and

consumer confidence about the future.

Job growth has also slowed in line with the economy.
However, slower population growth has depressed labour

force growth, pushing the unemployment

rate lower in recent months despite a generally

soft economic
backdrop. New federal defense and infrastructure

spending, an improvement in the housing

market and firmer business investments are

expected to drive a
modestly stronger growth picture in 2026.
The Canadian central bank left its overnight

rate steady at 2.25% in December and

January, after lowering its policy rate substantially since mid-2024.

Provided
inflation evolves in line with the Canadian

central bank’s current forecast, the overnight

rate is expected to remain unchanged over

the next several quarters. A
generally weaker U.S. dollar and a smaller

gap between U.S. and Canadian short-term interest

rates are expected to lift the Canadian dollar. TD Economics expects the Canadian dollar to appreciate to

the 73-74 U.S. cent range by mid-2026, although

it is likely to be influenced by U.S. trade

policy.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
Investment in The Charles Schwab Corporation

(“Schwab”) and Insured Deposit Account

(IDA) Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. The Bank
discontinued recording its share of earnings

available to common shareholders from

its investment in Schwab following

the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Banking segment reflected the Bank’s

share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was

reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the insured deposit account agreement (“Schwab

IDA Agreement”).
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034. Pursuant

to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further

details on the Schwab IDA Agreement.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income $ 8,789 $ 8,545 $ 7,866
Non-interest income 7,796 6,949 6,183
Total revenue 16,585 15,494 14,049
Provision for (recovery of) credit losses 1,039 982 1,212
Insurance service expenses 1,622 1,602 1,507
Non-interest expenses 8,753 8,808 8,070
Income before income taxes and share

of net income from
investment in Schwab 5,171 4,102 3,260
Provision for (recovery of) income taxes 1,128 822 698
Share of net income from investment in

Schwab
– – 231
Net income – reported 4,043 3,280 2,793
Preferred dividends and distributions on other

equity instruments
101 191 86
Net income available to common shareholders $ 3,942 $ 3,089 $ 2,707
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events”, “How We
Performed”,

or “How Our Businesses Performed” sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Operating results – adjusted
Net interest income 1 $ 8,833 $ 8,594 $ 7,920
Non-interest income
2
7,796 7,434 7,110
Total revenue 16,629 16,028 15,030
Provision for (recovery of) credit losses 1,039 982 1,212
Insurance service expenses 1,622 1,602 1,507
Non-interest expenses
3
8,563 8,540 7,983
Income before income taxes and share of net income from
investment in Schwab 5,405 4,904 4,328
Provision for (recovery of) income taxes 1,189 999 962
Share of net income from investment in Schwab
4
– – 257
Net income – adjusted 4,216 3,905 3,623
Preferred dividends and distributions on other equity instruments 101 191 86
Net income available to common shareholders –

adjusted
4,115 3,714 3,537
Pre-tax adjustments for items of note
Amortization of acquired intangibles
5
(34) (34) (61)
Restructuring charges
3
(200) (190) –
Acquisition and integration-related charges
3
– (44) (52)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1
(44) (49) (54)
Balance sheet restructuring
2
– (485) (927)
FDIC special assessment
3
44 – –
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (9)
Restructuring charges (52) (50) –
Acquisition and integration-related charges – (9) (11)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(12) (13) (13)
Balance sheet restructuring – (97) (231)
FDIC special assessment 11 – –
Total adjustments for items

of note
(173) (625) (830)
Net income available to common shareholders – reported $ 3,942 $ 3,089 $ 2,707
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income (NII) – Q1 2026: ($44)

million, Q4 2025: ($49) million,
Q1 2025: ($54) million, reported in the Corporate segment.
2

Adjusted non-interest income excludes the following item of note:
i.

Balance sheet restructuring – Q4 2025: $383 million, Q1 2025: $927 million in respect of U.S. Banking activities, reported in the U.S. Banking segment, and Q4 2025: $102 million in respect of other activities,
reported in the Corporate segment.
3

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q1 2026: $34 million, Q4 2025: $34 million, Q1 2025: $35 million, reported in the Corporate segment;
ii.

Restructuring charges – Q1 2026: $200 million, Q4 2025: $190 million, reported in the Corporate segment;

iii.

Acquisition and integration-related charges – Q4 2025: $44 million, Q1 2025: $52 million, reported in the Wholesale Banking segment; and
iv.

FDIC special assessment – Q1 2026: ($44) million, reported in the U.S. Banking segment.
4

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis. The earnings impact of this item was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q1 2025: $26 million.
5

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amount for amortization of acquired intangibles relating to the share of
net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 3 and 4 for amounts.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Basic earnings per share – reported $ 2.35 $ 1.82 $ 1.55
Adjustments for items of note 0.10 0.37 0.47
Basic earnings per share – adjusted $ 2.45 $ 2.19 $ 2.02
Diluted earnings per share – reported $ 2.34 $ 1.82 $ 1.55
Adjustments for items of note 0.10 0.36 0.47
Diluted earnings per share – adjusted $ 2.44 $ 2.18 $ 2.02
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s

methodology for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
based on 11.5% of CET1 Capital for the three months ended

January 31, 2026.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Average common equity $ 115,250 $ 114,939 $ 106,133
Net income available to common shareholders

– reported
3,942 3,089 2,707
Items of note, net of income taxes 173 625 830
Net income available to common shareholders

– adjusted
$ 4,115 $ 3,714 $ 3,537
Return on common equity – reported 13.6% 10.7% 10.1%
Return on common equity – adjusted 14.2 12.8 13.2
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Average common equity $ 115,250 $ 114,939 $ 106,133
Average goodwill 18,751 18,814 19,205
Average imputed goodwill and intangibles on
investments in Schwab – – 5,116
Average other acquired intangibles 1 339 374 482
Average related deferred tax liabilities (246) (230) (237)
Average tangible common equity 96,405 95,981 81,567
Net income available to common
shareholders – reported 3,942 3,089 2,707
Amortization of acquired intangibles, net of income

taxes
26 26 52
Net income available to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 3,968 3,115 2,759
Other items of note, net of income taxes 147 599 778
Net income available to common shareholders

– adjusted
$ 4,115 $ 3,714 $ 3,537
Return on tangible common equity 16.3% 12.9% 13.4%
Return on tangible common equity – adjusted 16.9 15.4 17.2
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2025 MD&A, and Note

27 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2025.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $17

million, compared with
$17 million in the prior quarter and $15 million

in the first quarter last year.
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income included in

the U.S. Banking segment includes only

the portion of revenue and credit losses attributable

to TD under the
agreements.
Effective the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged
investments accounted for using the equity

method which are reclassified to provision for income

taxes. This allows the Bank to measure the

effective tax rate for
U.S. Banking consistently with similar institutions.

The adjustment between non-interest income

and provision for income taxes reflected in

U.S. Banking results is
reversed in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in the current period.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Banking segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Beginning in the third quarter of fiscal 2025,

the U.S. Banking segment no longer includes

contributions from Schwab
and consequently discussions of the U.S. Banking

segment’s performance exclude Schwab.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

9
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income $ 4,394 $ 4,304 $ 4,135
Non-interest income 1,027 1,001 1,014
Total revenue 5,421 5,305 5,149
Provision for (recovery of) credit losses –

impaired
424 447 459
Provision for (recovery of) credit losses –

performing
12 90 62
Total provision for (recovery of) credit losses 436 537 521
Non-interest expenses 2,147 2,178 2,086
Provision for (recovery of) income taxes 794 725 711
Net income $ 2,044 $ 1,865 $ 1,831
Selected volumes and ratios
Return on common equity 1 32.1% 30.4% 31.4%
Net interest margin (including on securitized

assets)
2 2.83 2.82 2.81
Efficiency ratio 39.6 41.1 40.5
Number of Canadian retail branches

at period end
1,043 1,051 1,063
Average number of full-time equivalent staff 3 33,660 33,325 32,253
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s first quarter 2026
MD&A for additional information about these metrics.

3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end to end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q1 2026 vs. Q1 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$2,044 million, an increase of $213

million, or 12%, compared with the first quarter
last year, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses. The annualized

ROE for the quarter was 32.1%, compared
with 31.4% in the first quarter last year.
Revenue for the quarter was $5,421 million, an

increase of $272 million, or 5%,

compared with the first quarter last year. Net interest income was $4,394 million,
an increase of $259 million, or 6%, primarily

reflecting volume growth and higher loan

margins. Average loan volumes increased $32 billion,

or 5%, reflecting 5%
growth in personal loans and 6% growth in

business loans. Average deposit volumes increased

$16 billion, or 3%, reflecting 3% growth in personal

deposits and
5% growth in business deposits. Net interest

margin was 2.83%, an increase of 2 basis points

(bps), primarily due to higher margins on loans,

partially offset by
changes in balance sheet mix. Non-interest

income was $1,027 million, an increase of

$13 million, or 1%.
PCL for the quarter was $436 million, a decrease

of $85 million compared with the first quarter

last year. PCL – impaired was $424 million, a decrease of
$35 million, or 8%, largely reflecting lower provisions

in the commercial lending portfolio, partially

offset by credit migration in the consumer lending

portfolios and
volume growth. PCL – performing was $12

million, a decrease of $50 million compared

with the first quarter last year. The performing provisions

this quarter were
largely related to credit migration in the

consumer lending portfolio and volume

growth, partially offset by the impact of a

model update in the other personal
lending portfolio and an improvement to the

macroeconomic forecast.

Total PCL as an annualized percentage of credit volume was 0.28%, a decrease of 7 bps
compared with the first quarter last year.
Non-interest expenses for the quarter were $2,147

million, an increase of $61 million, or 3%,

compared with the first quarter last

year, primarily reflecting higher
employee-related expenses.
The efficiency ratio for the quarter was 39.6%, compared

with 40.5% in the first quarter last year.
Quarterly comparison – Q1 2026 vs. Q4 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$2,044 million, an increase of $179

million, or 10%, compared with the prior quarter,
primarily reflecting higher revenue, lower PCL

and lower non-interest expenses. The annualized

ROE for the quarter was 32.1%, compared

with 30.4% in the prior
quarter.
Revenue increased $116 million, or 2%, compared with the prior quarter. Net interest income increased $90 million, or 2%,

reflecting volume growth and higher
loan margins. Average loan volumes increased $9

billion, or 1%, reflecting 1% growth in personal

loans and 2% growth in business loans.

Average deposit
volumes increased $6 billion, or 1%, reflecting

1% growth in personal deposits and

2% growth in business deposits. Net interest

margin was 2.83%, an increase of
1 basis point (bp), primarily due to higher

margins on loans. As we look forward to

the second quarter, we expect net interest margin to be relatively stable
.

Non-
interest income increased $26 million, or 3%,

compared with the prior quarter, reflecting business growth.
PCL for the quarter was $436 million, a decrease

of $101 million compared with the prior

quarter. PCL – impaired was $424 million, a decrease of

$23 million, or
5%, largely reflecting lower provisions in

the commercial lending portfolio, partially

offset by credit migration in the consumer lending

portfolios. PCL – performing
was $12 million, a decrease of $78 million compared

with the prior quarter. The performing provisions this quarter were largely related to credit migration in

the
consumer lending portfolio and volume growth,

partially offset by the impact of a model update

in the other personal lending portfolio and

improvement to the
macroeconomic forecast. Total PCL as an annualized percentage of credit volume was 0.28%, a decrease of 7 bps

compared with the prior quarter.
Non-interest expenses decreased $31 million, or

1%,

compared with the prior quarter.
The efficiency ratio was 39.6%, compared with 41.1%

in the prior quarter.
9

The Bank’s Q2 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank’s
2025 MD&A and the first quarter 2026 MD&A.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 8: U.S. BANKING
(millions of dollars, except as noted) For the three months ended
January 31 October 31 January 31
Canadian Dollars 2026 2025 2025
Net interest income $

3,296
$

3,165
$

3,064
Non-interest income (loss) – reported
1

789

433
(118)
Non-interest income – adjusted
1,2,3

789

816

809
Total revenue – reported

4,085

3,598

2,946
Total revenue – adjusted 2

4,085

3,981

3,873
Provision for (recovery of) credit losses –

impaired

394

331

529
Provision for (recovery of) credit losses –

performing
(99) (27) (78)
Total provision for (recovery of) credit losses

295

304

451
Non-interest expenses – reported

2,468

2,500

2,380
Non-interest expenses – adjusted 2,4

2,512

2,500

2,380
Provision for (recovery of) income taxes – reported 1

282

75
(28)
Provision for (recovery of) income taxes – adjusted 1,2

271

170

203
U.S. Banking net income excluding Schwab

– reported

1,040

719

143
U.S. Banking net income excluding Schwab

– adjusted
2

1,007

1,007

839
Share of net income from investment in

Schwab
5,6 – –

199
U.S. Banking net income – reported $

1,040
$

719
$

342
U.S. Banking net income – adjusted
2

1,007

1,007

1,038
U.S. Dollars
Net interest income $

2,372
$

2,281
$

2,160
Non-interest income (loss) – reported 1

569

315
(82)
Non-interest income – adjusted
1,2,3

569

589

570
Total revenue – reported

2,941

2,596

2,078
Total revenue – adjusted 2

2,941

2,870

2,730
Provision for (recovery of) credit losses –

impaired

284

238

371
Provision for (recovery of) credit losses –

performing
(72) (18) (53)
Total provision for (recovery of) credit losses

212

220

318
Non-interest expenses – reported

1,778

1,801

1,675
Non-interest expenses – adjusted 2,4

1,810

1,801

1,675
Provision for (recovery of) income taxes – reported 1

204

55
(20)
Provision for (recovery of) income taxes – adjusted 1,2

196

123

143
U.S. Banking net income excluding Schwab

– reported

747

520

105
U.S. Banking net income excluding Schwab

– adjusted
2

723

726

594
Share of net income from investment in

Schwab
5,6 – –

142
U.S. Banking net income – reported $

747
$

520
$

247
U.S. Banking net income – adjusted
2

723

726

736
Selected volumes and ratios
U.S. Banking return on common equity excluding

Schwab – reported
7

9.9
%

6.7
%

1.3
%
U.S. Banking return on common equity excluding

Schwab – adjusted
2,7

9.6

9.3

7.5
U.S. Banking return on common equity – reported 7

9.9

6.7

2.9
U.S. Banking return on common equity – adjusted 2,7

9.6

9.3

8.6
Net interest margin 2,8

3.38

3.25

2.86
Efficiency ratio – reported 1

60.5

69.4

80.6
Efficiency ratio – adjusted
1,2

61.5

62.8

61.4
Assets under administration (billions of U.S.

dollars)
9 $

47
$

46
$

43
Assets under management (billions of U.S.

dollars)
9

11

10

9
Number of U.S. banking stores

1,049

1,100

1,134
Average number of full-time equivalent staff

29,877

29,158

28,276
1

Effective the first quarter of 2026, non-interest income within U.S. Banking is adjusted for the Bank’s share of losses from community-based tax-advantaged investments accounted for
using the equity method which are reclassified to provision for income taxes. The adjustment between non-interest income and provision for income taxes reflected in U.S. Banking results is reversed in the Corporate segment. The adjustment for the quarter was $184 million (US$132 million),

compared with $145 million (US$105 million) in the prior quarter and $164 million
(US$116 million) in the first quarter last year.

Comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section,

and the
Glossary in the Bank’s first quarter 2026 MD&A.
3

Adjusted non-interest income excludes the following item of note:
i.

Balance sheet restructuring – Q4 2025: $383 million or US$274 million ($288 million or US$206 million after-tax),

Q1 2025: $927 million or US$652 million ($696 million or
US$489 million after-tax).
4

Adjusted non-interest expenses exclude the following item of note:
i.

FDIC special assessment – Q1 2026: ($44) million or US($32)

million (($33) million or US($24) million after-tax).
5

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 of the Bank’s first quarter 2026 Interim Consolidated Financial Statements for further details.
6

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.

7

Capital allocated to the business segment was 11.5% CET1

Capital.
8

Net interest margin is calculated by dividing U.S. Banking segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
9
For additional information about this metric, refer to the Glossary in the Bank’s first quarter

2026 MD&A.
Quarterly comparison – Q1 2026 vs. Q1 2025
U.S. Banking reported net income was $1,040

million (US$747 million), an increase of

$897 million (US$642 million), compared

with the first quarter last year, and
U.S. Banking adjusted net income was $1,007

million (US$723 million), an increase of

$168 million (US$129 million), compared

with the first quarter last year, both
reflecting the impact of U.S. balance

sheet restructuring activities and lower PCL,

partially offset by higher governance and

control investments, including costs for
U.S. BSA/AML remediation in

the current quarter,

and higher employee-related expenses.

The reported and adjusted annualized

ROE for the quarter were 9.9%
and 9.6%, respectively, compared with

1.3% and 7.5%, respectively, in the

first quarter last year.
Reported and adjusted revenue for the quarter

was US$2,941 million, an increase of US$863

million, or 42%, on a reported basis, and an

increase of
US$211 million, or 8%, on an adjusted basis,

compared with the first quarter last year. Net

interest income of US$2,372 million, increased

US$212 million, or 10%,

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

10
11
12
largely reflecting higher product margins and

the impact of U.S. balance sheet restructuring

activities. Net interest margin of 3.38%,

increased 52 bps, due to
higher product margins, the impact of U.S.

balance sheet restructuring activities, and

the normalization of elevated liquidity levels (which

positively impacted net
interest margin by 19 bps). Reported and

adjusted non-interest income was US$569

million, an increase of US$651 million,

on a reported basis, compared with
the first quarter last year, reflecting the impact

of U.S. balance sheet restructuring activities

in the first quarter last year. On an adjusted

basis, non-interest income
was relatively flat compared with the

first quarter last year.
Average loan volumes decreased US$18

billion, or 9%, compared with the first quarter

last year. Personal loans decreased 7% and business

loans decreased
11%, reflecting U.S. balance sheet restructuring

activities. Excluding the impact of

the loan portfolios identified for sale or run-off under

our U.S. balance sheet
restructuring program, core average loan

volumes increased US$3 billion, or 2%
,
. Average deposit volumes

decreased US$14 billion, or 4%, reflecting

a 13%
decrease in sweep deposits, a 2% decrease in

personal deposits, and a 1% decrease

in business deposits.

Assets under administration (AUA) were US$47

billion as at January 31, 2026, an increase

of US$4 billion, or 9%, compared with the

first quarter last year, and
assets under management (AUM) were US$11

billion as of January 31, 2026, an increase

of US$2 billion, or 22%, compared with

the first quarter last year, both
reflecting net asset growth and market appreciation.
PCL for the quarter was US$212

million, a decrease of US$106 million

compared with the first quarter last year. PCL

– impaired was US$284 million, a decrease
of US$87 million, or 23%, reflecting lower provisions

in both the consumer and commercial lending

portfolios. PCL – performing was

a recovery of US$72 million,
compared with a recovery of US$53 million

in the first quarter last year. The performing

recovery this quarter largely reflects an

improvement to the
macroeconomic forecast and migration

from performing to impaired in the commercial

lending portfolio. U.S. Banking PCL

including only the Bank’s share of PCL
in the U.S. strategic cards portfolio, as an

annualized percentage of credit volume

was 0.49%, a decrease of 18 bps compared

with the first quarter last year.
Reported non-interest expenses for the quarter were

US$1,778 million, an increase of US$103

million, or 6%, compared to the first quarter

last year, reflecting
higher governance and control investments including

costs of US$148 million for U.S. BSA/AML

remediation, and higher employee-related

expenses, partially
offset by the expense recovery of the FDIC

special assessment charge.

Adjusted non-interest expenses for the quarter

were US$1,810 million, an increase of
US$135 million, or 8%, reflecting higher governance

and control investments, including costs for U.S.

BSA/AML remediation, and higher employee-related
expenses.
The reported and adjusted efficiency ratios

for the quarter were 60.5% and 61.5%, respectively,

compared with 80.6% and 61.4%, respectively,

in the first
quarter last year.
Quarterly comparison – Q1 2026 vs. Q4 2025
U.S. Banking reported net income was $1,040

million (US$747 million), an increase of

$321 million (US$227 million), or 45% (44%

in U.S. dollars), compared with
the prior quarter, primarily reflecting the impact

of U.S. balance sheet restructuring activities

in the prior quarter, an adjustment for client

deposit rates in the prior
quarter, and the expense recovery of the FDIC

special assessment charge in the current

quarter, partially offset by higher employee-related

expenses and lower
fee income.

U.S. Banking adjusted net income was $1,007

million (US$723 million), relatively flat

compared to the prior quarter, primarily

reflecting higher
employee-related expenses and lower fee income,

largely offset by an adjustment for client deposit

rates in the prior quarter. The reported

and adjusted
annualized ROE for the quarter were 9.9%

and 9.6%, respectively, compared with

6.7% and 9.3%, respectively, in the prior

quarter.
Reported and adjusted revenue for the quarter

was US$2,941 million, an increase of US$345

million, or 13%, on a reported basis, and an

increase of
US$71 million, or 2%, on an adjusted basis,

compared with the prior quarter. Net interest

income of US$2,372 million, increased US$91

million, or 4%, largely
reflecting an adjustment for client deposit

rate in the prior quarter and higher loan margins

in the current quarter. Reported net interest

margin of 3.38%, increased
13 bps, due to an adjustment for client deposit

rates in the prior quarter and higher loan margins

from improved product mix. Net interest margin

is expected to
modestly increase in the second quarter of fiscal 2026 . Reported and adjusted non -
interest income was US$569 million, an

increase of US$254
million, or 81%,
on a reported basis, reflecting the impact

of U.S. balance sheet restructuring activities

in the prior quarter, partially offset by lower

fee income. On an adjusted
basis, non-interest income decreased US$20

million, or 3%, reflecting lower fee

income.
Average loan volumes decreased US$2

billion, or 1%, compared with the prior

quarter, reflecting a 3% decrease in business

loans, partially offset by a 1%
increase in personal loans. Excluding

the impact of the loan portfolios identified for

sale or run-off under our U.S. balance sheet

restructuring program, core
average loan volumes increased US$1 billion,

or 1%
10
,11
.
Average deposit volumes decreased

US$5 billion, or 2%, compared with the

prior quarter, reflecting a 5%
decrease in sweep deposits. Personal deposits

and business deposits are relatively

flat compared to the prior quarter.
AUA were US$47 billion as

at January 31, 2026, an increase of US$1

billion, or 2%, compared with the prior quarter,

and AUM were US$11

billion as at
January 31, 2026, an increase of US$1 billion

or 10%, compared with the prior quarter,

both reflecting net asset growth and market

appreciation.
PCL for the quarter was US$212

million, a decrease of US$8 million compared

with the prior quarter. PCL – impaired

was US$284

million, an increase of
US$46 million, or 19%, largely reflecting

higher provisions in the commercial lending

portfolio. PCL – performing was

a recovery of US$72

million, compared with a
recovery of US$18 million in the prior quarter.

The performing recovery this quarter largely

reflects an improvement to the macroeconomic

forecast and migration
from performing to impaired in the commercial

lending portfolio. U.S. Banking PCL

including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as
an annualized percentage of credit volume was

0.49%, a decrease of 1 bp compared

with the prior quarter.
Reported non-interest expenses for the quarter were

US$1,778 million, a decrease of US$23

million, or 1%, compared with the prior quarter,

reflecting the
expense recovery of the FDIC special assessment

charge, partially offset by higher employee-related

expenses. Adjusted non-interest

expenses for the quarter
were US$1,810 million, an increase of US$9

million, compared with the prior quarter,

reflecting higher employee-related costs.
The reported and adjusted efficiency ratios

for the quarter were 60.5% and 61.5%, respectively,

compared with 69.4% and 62.8%, respectively,

in the prior
period.
Following the end of the first quarter of fiscal

2026,

the Bank completed the conversion of its

Nordstrom credit card portfolio onto the Bank’s servicing

platform. The
Bank became the servicer of the portfolio

and will receive a greater share of revenue

and credit losses.

The Bank expects a charge of approximately
US$145 million pre-tax, reflecting an adjustment

of amounts to be recovered from Nordstrom

for future credit losses,

to be recorded as an Item of Note in the
second quarter of fiscal 2026.
10

Loan portfolios identified for sale or run-off include the Point-of-Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q1 2026 average loan volumes: US$175 billion (Q4 2025: US$177 billion; Q1 2025: US$192

billion). Q1 2026 average loan volumes
of loan portfolios identified for sale or run-off: US$11

billion (Q4 2025: US$14 billion; Q1 2025: US$32 billion). Q1 2026 average loan volumes excluding loan portfolios identified for sale
or run-off: US$164 billion (Q4 2025: US$163

billion; Q1 2025: US$160 billion).
11

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
12

The Bank’s Q2 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income $ 406 $ 389 $ 369
Non-interest income 3,500 3,399 3,229
Total revenue 3,906 3,788 3,598
Insurance service expenses 1 1,622 1,602 1,507
Non-interest expenses 1,258 1,239 1,173
Provision for (recovery of) income taxes 269 248 238
Net income $ 757 $ 699 $ 680
Selected volumes and ratios
Return on common equity 45.3% 43.1% 42.7%
Return on common equity – Wealth Management 2 66.3 66.3 61.9
Return on common equity – Insurance 22.7 18.1 21.9
Efficiency ratio 32.2 32.7 32.6
Efficiency ratio, net of ISE 3 55.1 56.7 56.1
Assets under administration (billions of Canadian

dollars)
4 $ 771 $ 759 $ 687
Assets under management (billions of Canadian

dollars)
610 601 556
Average number of full-time equivalent staff 15,872 15,829 15,176
1

Includes estimated losses related to catastrophe claims – Q1 2026: $7 million, Q4 2025: $15 million, Q1 2025: nil

.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q1 2026: $2,284 million, Q4 2025: $2,186 million,
Q1 2025: $2,091 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section and the
Glossary in the Bank’s first quarter 2026 MD&A for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q1 2026 vs. Q1 2025
Wealth Management and Insurance net income

for the quarter was $757 million, an increase

of $77 million, or 11%, compared with the first quarter last year, reflecting Wealth Management net income of

$574 million, an increase of $62 million,

or 12%, compared with the first quarter

last year, and Insurance net income
of $183 million, an increase of $15 million, or 9%,

compared with the first quarter last year. The annualized

ROE for the quarter was 45.3%, compared

with 42.7%
in the first quarter last year. Wealth Management annualized ROE for the quarter was 66.3%, compared

with 61.9% in the first quarter last year, and Insurance
annualized ROE for the quarter was 22.7%

compared with 21.9% in the first quarter last

year.
Revenue for the quarter was $3,906 million, an increase

of $308 million, or 9%, compared

with the first quarter last year. Non-interest income was
$3,500 million, an increase of $271 million, or

8%, reflecting higher insurance earned

premiums, fee-based revenues

from asset growth, and transaction revenue.
Net interest income was $406 million, an increase

of $37 million, or 10%, compared

with the first quarter last year, reflecting higher deposit

volumes.
AUA were $771 billion as at January 31, 2026,

an increase of $84 billion, or 12%, and AUM

were $610 billion as at January 31, 2026,

an increase of $54 billion,
or 10%, compared with the first quarter last

year, both reflecting market appreciation and net asset growth.
Insurance service expenses for the quarter

were $1,622 million, an increase of $115 million, or 8%, compared with the first quarter last year, primarily reflecting
increased claims severity.
Non-interest expenses for the quarter were $1,258

million, an increase of $85 million, or

7%, compared with the first quarter

last year, reflecting higher variable
compensation commensurate with higher

revenue, increased technology investments,

and higher employee-related expenses.
The efficiency ratio for the quarter was 32.2%,

compared with 32.6% in the first quarter

last year. The efficiency ratio, net of ISE for the quarter was

55.1%,
compared with 56.1% in the first quarter last

year.

Quarterly comparison – Q1 2026 vs. Q4 2025
Wealth Management and Insurance net income

for the quarter was $757 million, an increase

of $58 million, or 8%, compared with the prior

quarter, reflecting
Wealth Management net income of $574 million,

an increase of $17 million, or 3%, compared

with the prior quarter, and Insurance net income of $183 million,

an
increase of $41 million, or 29%, compared

with the prior quarter. The annualized ROE for the quarter

was 45.3%, compared with 43.1% in the prior quarter. Wealth
Management annualized ROE for the quarter

was 66.3%, flat to the prior quarter, and Insurance annualized

ROE for the quarter was 22.7% compared

with 18.1%
in the prior quarter.

Revenue increased $118 million, or 3%, compared with the prior quarter. Non-interest income increased $101 million, or

3%, reflecting strong underlying
insurance performance and higher fee-based revenues.

Net interest income increased $17 million, or

4%, reflecting higher deposit volumes.

AUA increased $12 billion, or 2%, and AUM

increased $9 billion, or 1%, compared

with the prior quarter, both reflecting market appreciation.

Insurance service expenses were relatively

flat compared with the prior quarter.

Non-interest expenses for the quarter were $1,258

million, an increase of $19 million, or

2%, compared with the prior quarter, primarily reflecting higher variable
compensation commensurate with higher

revenue.

The efficiency ratio for the quarter was 32.2%,

compared with 32.7% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 55.1%, compared
with 56.7% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net interest income (loss) (TEB) $ (75) $ (66) $ (107)
Non-interest income 2,545 2,266 2,107
Total revenue 2,470 2,200 2,000
Provision for (recovery of) credit losses –

impaired
216 28 33
Provision for (recovery of) credit losses –

performing
(44) (4) 39
Total provision for (recovery of) credit losses 172 24 72
Non-interest expenses – reported 1,563 1,559 1,535
Non-interest expenses – adjusted
1,2
1,563 1,515 1,483
Provision for (recovery of) income taxes

(TEB) – reported
174 123 94
Provision for (recovery of) income taxes

(TEB) – adjusted
1 174 132 105
Net income – reported $ 561 $ 494 $ 299
Net income – adjusted
1
561 529 340
Selected volumes and ratios
Trading-related revenue (TEB)
3
$ 1,146 $ 865 $ 904
Average gross lending portfolio (billions of Canadian

dollars)
4 93.9 90.0 100.9
Return on common equity – reported 5 12.6% 11.6% 7.3%
Return on common equity – adjusted 1,5 12.6 12.4 8.3
Efficiency ratio – reported 63.3 70.9 76.8
Efficiency ratio – adjusted 1 63.3 68.9 74.2
Average number of full-time equivalent staff 7,334 7,438 6,919
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section,

and the
Glossary in the Bank’s first quarter 2026 MD&A.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q4 2025: $44 million ($35 million after tax), Q1 2025: $52 million
($41 million after tax).
3

Includes net interest income (loss) TEB of ($455) million, (Q4 2025: ($419) million, Q1 2025: ($404) million),

and trading income (loss) of $1,601 million (Q4 2025: $1,284 million,
Q1 2025: $1,308 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and
the Glossary in the Bank’s first quarter 2026

MD&A for additional information about this metric.
4

Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q1 2026 vs. Q1 2025
Wholesale Banking reported and adjusted net

income for the quarter were $561

million. Reported net income for the quarter

increased $262 million, or 88%,
compared with the first quarter last year, primarily reflecting higher revenues, partially offset by higher PCL

and non-interest expenses. On an

adjusted basis, net
income increased

$221 million, or 65%, compared with the

first quarter last year.
Revenue for the quarter was $2,470 million, an

increase of $470 million, or 24%,

compared with the first quarter last year. Higher revenue

primarily reflects
higher trading-related revenue, lending revenue,

advisory fees, and underwriting fees,

partially offset by the net change in fair value of

loan underwriting
commitments.

PCL for the quarter was $172 million, an increase

of $100 million compared with the first

quarter last year. PCL – impaired was $216

million, an increase of
$183 million compared with the prior

year, primarily reflecting a small number of impairments across various industries. PCL – performing was

a recovery of
$44 million, compared with a build of $39

million in the prior year. The performing recovery this quarter was driven by migration from performing to impaired.

Reported non-interest expenses for the quarter

were $1,563 million, an increase of $28

million, or 2%, compared with the first quarter

last year, primarily
reflecting higher operating costs, including technology

and front office, spend supporting business

growth, and higher variable compensation,

partially offset by the
cessation of acquisition and integration-related

costs. On an adjusted basis, non-interest expenses

were $1,563 million, an increase of $80 million,

or 5%.
Quarterly comparison – Q1 2026 vs. Q4 2025
Wholesale Banking reported and adjusted net

income for the quarter were $561

million. Reported net income increased

$67 million, or 14%, compared with the
prior quarter, primarily reflecting higher revenues, partially offset by higher PCL and non-interest expenses.

On an adjusted basis, net income increased
$32 million, or 6%.
Revenue for the quarter increased $270 million,

or 12%, compared with the prior quarter. Higher revenue

primarily reflects higher trading-related

revenue,
lending revenue,

and net change in fair value of the equity

investment portfolio, partially offset by lower underwriting and advisory fees.
PCL for the quarter was $172 million, an increase

of $148 million compared with the prior quarter. PCL – impaired was $216

million, an increase of $188 million,
primarily reflecting a small number of impairments

across various industries. PCL – performing

was a recovery of $44 million, compared

with a recovery of
$4 million in the prior quarter. The performing recovery this quarter was driven by migration from performing

to impaired.

Reported non-interest expenses for the quarter

increased $4 million, relatively flat

compared with the prior quarter, primarily reflecting higher variable
compensation, partially offset by higher acquisition

and integration-related costs and higher

spend supporting business growth in the prior

quarter. On an adjusted
basis, non-interest expenses increased $48

million, or 3%.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2026 2025 2025
Net income (loss) – reported $ (359) $ (497) $ (359)
Adjustments for items of note
Amortization of acquired intangibles 34 34 61
Restructuring charges 200 190 –
Impact from the terminated FHN acquisition-related

capital hedging strategy
44 49 54
Balance sheet restructuring – 102 –
Less: impact of income taxes on items

of note
72 73 22
Net income (loss) – adjusted 1 $ (153) $ (195) $ (266)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
1
$ (515) $ (537) $ (370)
Other 362 342 104
Net income (loss) – adjusted 1 $ (153) $ (195) $ (266)
Selected volumes
Average number of full-time equivalent staff
2
18,098 18,371 17,800
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section, and the
Glossary in the Bank’s first quarter 2026 MD&A.
2

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q1 2026 vs. Q1 2025

Corporate segment’s reported net loss for the quarter

was $359 million, flat compared with the

first quarter last year. The year-over-year net loss primarily reflects restructuring charges and higher net corporate

expenses, largely offset by higher revenue

from treasury and balance sheet management

activities. Net corporate
expenses increased $145 million compared

with the first quarter last year, primarily reflecting continued

investments in governance and controls.

The adjusted net
loss for the quarter was $153 million, compared

with $266 million in the prior year.
Quarterly comparison – Q1 2026 vs. Q4 2025

Corporate segment’s reported net loss for the quarter

was $359 million, compared with $497

million in the prior quarter. The lower net loss primarily reflects the
impact of balance sheet restructuring activities

in the prior quarter. The adjusted net loss for the quarter

was $153 million, compared with $195 million

in the prior
quarter.

TD BANK GROUP • FIRST QUARTER 2026

• EARNINGS NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

Access to Quarterly Results Materials
Interested investors, the media and others

may view the first quarter earnings news release,

results slides, supplementary financial

information, and the Report to
Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on February

26, 2026. The call will be audio webcast

live through TD’s website at
9:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the first quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on February 26,

2026, in advance of the call.

A listen-only telephone line

is available at 416-855-9085 or 1-800-990-2777

(toll free), passcode
24789#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

until 11:59 p.m. ET on
March 13, 2026, by calling 289-819-1325 or 1-888-660-6264

(toll free). The passcode is 24789#.
Annual Meeting
Thursday, April 16, 2026
Toronto, Ontario
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves 28.1 million customers in

four key businesses operating in a number

of locations in financial centres around the globe:

Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Banking,

including TD Auto Finance

U.S., and TD Wealth (U.S.); Wealth
Management and Insurance, including

TD Wealth (Canada), TD Direct Investing,

and TD Insurance; and Wholesale

Banking, including TD Securities and

TD
Cowen.

TD also ranks among North

America’s leading digital banks,

with more than 13 million active mobile

users in Canada and the U.S.

TD had $2.1 trillion in
assets on January 31, 2026. The

Toronto-Dominion Bank trades under the

symbol “TD” on the Toronto Stock

Exchange and New York Stock Exchange.
For further information contact:
Brooke Hales,

Senior Vice President, Investor Relations,

416-307-8647, Brooke.Hales@td.com

Gabrielle Sukman,

Senior Manager, Corporate and Public

Affairs,

416-983-1854, Gabrielle.Sukman@td.com